EXHIBIT 21.1

SUBSIDIARIES OF GOLDEN MATRIX GROUP, INC.

Name	Place of Organization	Ownership
Global Technology Group Pty Ltd	Sydney, New South Wales, Australia	100% Owned
RKingsCompetitions Ltd	Northern Ireland	100% Owned
Golden Matrix MX, S.A. DE C.V.	Mexico	99.99% Owned
GMG Assets Limited	Northern Ireland	100% Owned
Golden Matrix (IOM) Limited	Isle of Man	100% Owned